UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K/A
(Amendment No. 1)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________
Commission file number 1-03480
MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN
(Full title of the plan)
MDU RESOURCES GROUP, INC.
(Name of issuer of securities held pursuant to the plan)
MDU RESOURCES GROUP, INC.
1200 WEST CENTURY AVENUE
P.O. BOX 5650
BISMARCK, NORTH DAKOTA 58506-5650
(Address of the plan and address of the issuer’s principal executive offices)

Explanatory Note
This filing is being amended as a result of the auditor's signature inadvertently being omitted from the Report of Independent Registered Public Accounting Firm in the original filing. No other information contained in the original filing is amended hereby.

CONTENTS

Required Information	Page

Report of Independent Registered Public Accounting Firm - Deloitte & Touche LLP (PCAOB Firm ID No. 34)	1

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2024 and 2023	2

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2024	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2024	12

Exhibit Index	13

Signature	14

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator of MDU Resources Group, Inc. 401(k) Retirement Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of MDU Resources Group, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
June 18, 2025
We have served as the auditor of the Plan since 2024.

MDU Resources Group, Inc.
401(k) Retirement Plan
Statements of Net Assets Available for Benefits

December 31,	2024	2023
Assets:
Investments (participant-directed):
Investments at fair value (Note 4)	$721,516,818	$745,584,268
Fully benefit-responsive investment contract, at contract value (Note 3)	37,523,693	59,317,013
Total investments	759,040,511	804,901,281
Receivables:
Employer contributions	7,660,570	12,874,981
Participant contributions	711,835	927,638
Notes receivable from participants	7,422,609	10,540,638
Dividends	633,622	531,143
Other	116,825	139,184
Total receivables	16,545,461	25,013,584
Net assets available for benefits	$775,585,972	$829,914,865
The accompanying notes are an integral part of these financial statements.

MDU Resources Group, Inc.
401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2024

Additions to Net Assets Attributed to:
Investment income:
Dividends from Company stock	$2,282,157
Interest and dividends	6,524,138
Net realized/unrealized appreciation in fair value of investments	159,794,266
Total investment income	168,600,561
Interest income on notes receivable from participants	711,237
Contributions:
Employers	19,975,363
Participants	31,349,734
Participant rollovers	4,701,038
Total contributions	56,026,135
Total additions	225,337,933
Deductions from Net Assets Attributed to:
Distributions to participants	98,314,102
Administrative expenses	592,317
Total deductions	98,906,419
Net increase in net assets available for benefits prior to transfer	126,431,514
Plan transfers (Note 1)	(180,760,407)
Net decrease in net assets available for benefits after transfer	(54,328,893)
Net assets available for benefits at beginning of year	829,914,865
Net assets available for benefits at end of year	$775,585,972
The accompanying notes are an integral part of these financial statements.

MDU Resources Group, Inc.
401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023
Note 1 - Description of the Plan
The following description of the MDU Resources Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. As noted below in the following information, the Company completed the separation and distribution of Everus Construction Group, Inc. (Everus) from the Plan in 2024.
General
The Plan was initially adopted by the Board of Directors of MDU Resources Group, Inc. (the Company) on August 4, 1983, to be effective January 1, 1984, as a defined contribution plan. On May 25, 2006, the Plan designated the portion of the Plan invested in MDU Resources Group, Inc. common stock as an Employee Stock Ownership Plan (ESOP).
The Company and any of its affiliates that participate in the Plan are the Employers (the Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The Board of Directors of the Company may, at any time, amend or modify the Plan. The Company has delegated to the Employee Benefits Committee (the Committee) of the Company the authority to amend or modify the Plan; however, certain amendments identified in the Plan document are subject to approval by the Board of Directors of the Company.
Although it has not expressed any intent to do so, the Board of Directors of the Company has the right under the Plan to discontinue its contributions, at any time, and to terminate the Plan subject to the provisions of ERISA. The Board of Directors or governing entities of any Employer may, at any time, terminate participation in the Plan with respect to such Employer. In the event of a Plan termination, participants would become 100 percent vested in their employer contributions.
The Committee is the Plan Administrator. The Committee consists of the Chief Financial Officer of the Company and other individuals appointed by the Chief Executive Officer of the Company who are employed by the Company or a subsidiary of the Company. The recordkeeper of the Plan is Principal Financial Group (the Recordkeeper). The trustee of the Plan is Principal Trust Company (the Trustee).
Plan Transfers
On October 2, 2024, the Company's Board of Directors approved the separation and the distribution of all the outstanding shares of Everus to the Company's stockholders. On October 31, 2024, the participants of the Plan holding Company common stock received one share of Everus common stock for every four shares of the Company's common stock held as of the close of business on October 21, 2024, the record date for the distribution.
In preparation of and connection with the separation, effective September 1, 2024, the portion of the Plan attributable to Everus, including with respect to their active participants and vested terminated participants, was spun off into a separate plan, the Everus 401(k) Plan, with assets transferring in-kind of approximately $180.8 million from the Plan to the Everus 401(k) Plan. Accordingly, the Plan only reflects Everus' activity for the period January 1, 2024 through August 31, 2024. Also effective September 1, 2024, Everus participants could no longer make new contributions or transfer new money to purchase Company stock in the Company's Plan.
Eligibility
As amended and effective January 1, 2024, in general, all employees of the Company who are at least 18 years of age are eligible to participate in the Plan upon hire, excluding leased employees, independent contractors and employees who are eligible to participate in a multiemployer plan to which the Company contributes or are covered by a collectively bargained unit that has not bargained for the Plan for such employees.
Deferral Contributions
The Plan allows a participant to contribute, by payroll deduction, any whole percentage not to exceed 75 percent of the participant's eligible compensation for each pay period up to a maximum pre-tax and/or Roth deferral contribution of $23,000 for the 2024 Plan year. The Plan provides an automatic deferral election feature and an automatic deferral escalation feature, which increases an automatically enrolled participant's deferral percentage by one percent annually until the participant's deferral percentage reaches 15 percent, unless the participant opts out or changes their deferral election. Additionally, the Plan allows a participant who is eligible to make deferral contributions and will have attained age 50 before the close of the Plan year to make elective catch-up deferrals. The maximum catch-up deferral for 2024 was $7,500.

Employer Matching Contributions
Each Employer may elect to provide matching contributions on behalf of participants employed by such Employer, equal to a percentage of such participant’s pre-tax and Roth deferral contributions up to a specified percent of the participant’s annual eligible compensation as provided under the Plan or as adopted by the Employer and approved by the Committee. All matching contributions are made in cash to the participant’s matching contribution account and invested as directed by the participant.
Profit Sharing/Retirement Contributions
The Employer, in its sole discretion and subject to the Committee's approval, may make either profit sharing or retirement contributions, or both to the Plan on behalf of certain eligible participants employed by that Employer. Participants may choose to invest profit sharing/retirement contributions allocated to their individual accounts in any or all of the available investment options. Profit sharing/retirement contributions totaling $12.7 million were credited to participant accounts for the year ended December 31, 2024, of which $7.4 million was accrued at year end but not paid until February 2025.
Rollover Contributions
The Plan accepts rollover contributions from eligible retirement plans, including after-tax employee contributions and designated Roth accounts.
Participant Accounts
The Employers remit all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective April 1, 2020, as amended. Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with pre-tax deferral contributions, Roth deferral contributions, employer matching contributions, profit sharing/retirement contributions, and rollover contributions, as applicable, and allocated investment earnings. Participant accounts are also charged withdrawals (see Distributions to Participants section below), allocated investment losses and per-participant administrative expenses that are not paid by Company.
Investment Options
An election is made by each participant to allocate contributions in one percent increments to be invested in any of the investment options available. Participants may change investments and transfer amounts between funds.
As a result of the October 31, 2024, separation of Everus from the Company, Plan participants received one share of Everus common stock for every four shares of the Company's common stock held as of the close of business on October 21, 2024, the record date for the distribution. Participants have until October 31, 2025, to transfer their balance of Everus common stock to another investment option in the Company's plan or take an in-kind distribution, if eligible.
If a participant does not specify how contributions to their account are to be invested, they will automatically be invested in the applicable T. Rowe Price Retirement Fund most closely aligned with the year the participant turns age 65.
Contributions to the MDU Resources Common Stock Fund are used by the Trustee to purchase shares of MDU Resources Group, Inc. common stock directly on the open market.
Vesting
A participant’s interest in their pre-tax and Roth deferral accounts, matching contribution account, rollover account and ESOP account is at all times fully vested and nonforfeitable. Generally, a participant’s interest in a profit sharing/retirement contribution account is 100 percent vested after completing three years of service. Participants are 100 percent vested in the dividends paid on the MDU Resources Common Stock Fund regardless of years of service. Participant accounts are valued on a daily basis.
Distributions to Participants
The amount credited to participant accounts shall become payable to the participant or the participant’s beneficiary/beneficiaries, as applicable, upon death, retirement, disability or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Generally, the Plan allows for a single-sum distribution or flexible installments over a period of time, not to exceed nine years.
Distributions with respect to investment options other than the MDU Resources Common Stock Fund are in the form of cash. Distributions with respect to the MDU Resources Common Stock Fund may be in the form of cash or in the form of MDU Resources Group, Inc. common stock. Distributions of fractional shares are in the form of cash. Any MDU Resources Group, Inc. common stock included in a direct transfer to an individual retirement account or other qualified plan will be electronically transferred to the individual retirement account or to the qualified plan’s custodian. As of December 31, 2024 and 2023, there were approximately $68,000 and $933,000, respectively, of distributions requested prior to year end but not paid until after year end.
A participant may make in-service withdrawals (hardship or age 59 1/2) under certain conditions. Distributions from a participant’s rollover account may be elected at any time.

Notes Receivable from Participants
A participant may be eligible to obtain a loan from the Plan. The minimum amount a participant can borrow is $1,000 and the maximum amount available for a loan is the lesser of $50,000 or one-half of the participant’s vested account balance, subject to certain limitations. Loans must be repaid over specified periods generally through payroll deduction and bear interest at a commercially reasonable rate in effect at the time the loan is made, as established by the Committee. As of December 31, 2024, participant loans had maturities through 2039 at interest rates ranging from 4.25 percent to 9.5 percent.
Forfeited Accounts
Forfeited non-vested accounts are used to reinstate reemployed participant accounts, reduce employer contributions to the Plan and reduce administrative expenses incurred by the Plan. Forfeited non-vested accounts totaled approximately $39,000 and $38,000 at December 31, 2024 and 2023, respectively. Approximately $317,000 in forfeitures were used to reduce employer contributions for the year ended December 31, 2024.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for the fully benefit-responsive investment contract, the New York Life Insurance Investment Contract, which is stated at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 3). For more information on fair value measurements, see Note 4.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document.
Distributions to Participants
Distributions to Plan participants are recorded when paid.
Contributions
Employee contributions are recorded when withheld through payroll reductions. Employer contributions are recorded when determined to be earned.
Excess Contributions Payable
The Plan is required to return contributions to participants in the event certain nondiscrimination tests and/or contribution limits defined under the Internal Revenue Code (Code) are not satisfied. There were no excess contributions payable which were due to participants at December 31, 2024 and 2023.
Administrative Expenses
Administrative expenses of the Plan related to Trustee, recordkeeping and audit fees are paid primarily by the participants. Certain administrative expenses of the Plan, such as legal fees, are paid by the Employer. Administrative expenses of the Plan were approximately $592,000 for the year ended December 31, 2024, including the MDU Resources Common Stock Fund commissions, loan fees and terminated participant account fees that were paid by participants through the Plan.

Fees or commissions associated with each of the investment options other than the MDU Resources Common Stock Fund are paid by participants as an offset to investment earnings and were approximately $2.4 million for the year ended December 31, 2024, which was net of revenue-sharing adjustments for fee levelization of $267,000 that were credited back directly to the participants' accounts.

Risks and Uncertainties
Investments, in general, are subject to various risks, including credit, interest rate and overall market volatility risks. Market risks include changes in economic indicators, such as consumer spending, tariffs, inflation data, interest rate changes, political developments and threats of terrorism, among other things. Due to the level of risk associated with certain investment securities, it is likely that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Concentration of Investments
The following presents investments that represent 10 percent or more of the Plan’s net assets available for benefits at December 31. A significant decline in the market value of these investments would significantly affect the net assets available for benefits.

	2024		2023
	Amount	Percent of net assets	Amount	Percent of net assets
Vanguard Institutional Index Fund	$100,144,746	13%	$98,232,153	12%
MDU Resources Common Stock Fund*	87,182,528	11%	83,620,005	10%
T Rowe Price Large-Cap Growth Fund	84,015,967	11%	**	**
*    Indicates a party-in-interest investment.
**    Investment did not represent 10 percent or more of the Plan's net assets available for benefits.
Note 3 - Investment Contract with Insurance Company
The Plan has a fully benefit-responsive investment contract with New York Life Insurance Company (NYL Insurance). NYL Insurance maintains the contributions in a pooled separate account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. This investment contract meets the fully benefit-responsive investment contract criteria and therefore, is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus interest and dividends credited, less participant withdrawals and administrative expenses. As of December 31, 2024 and 2023, the contract value of the fully benefit-responsive contract with NYL Insurance was approximately $37.5 million and $59.3 million, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. For example, withdrawals due to events initiated by the Company including, but not limited to, total or partial termination of the Plan, group lay-offs or early retirement incentives, may result in a penalty if these withdrawals exceed limitations defined in the contract. The Company believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. NYL Insurance may not terminate the contract at any amount less than contract value.
NYL Insurance is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Such interest rates are reviewed not less frequently than quarterly nor more frequently than daily for resetting.

Note 4 - Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Financial Accounting Standards Board Accounting Standards Codification (ASC) establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There are three levels of inputs that may be used to measure fair value:
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date;
Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or
Level 3 - unobservable inputs for the asset or liability.
The estimated fair values of the Plan's assets measured on a recurring basis are determined using the market approach and are corroborated using third-party market data. There have been no changes in the methodologies used at December 31, 2024.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective trust funds: Investments in the collective trust funds are valued at fair value reported by the fund managers based on the underlying investments within each fund, less liabilities, and are expressed in units representing the net asset value as a practical expedient of each fund. Due to the nature of these funds, there are no unfunded commitments or redemption restrictions. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust fund, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidation will be carried out in an orderly business manner.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan's assets measured at fair value were as follows:

	Fair Value Measurements
	at December 31, 2024, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2024
Assets:
Mutual funds	$370,544,068	$—	$—	$370,544,068
Common stock	157,873,312	—	—	157,873,312
Total assets in the fair value hierarchy	528,417,380	—	—	528,417,380
Collective trust fund investments measured at net asset value (a)	—	—	—	193,099,438
Total assets measured at fair value	$528,417,380	$—	$—	$721,516,818
(a) In accordance with ASC 820 - Fair Value, certain investments that were measured at net asset value as a practical expedient per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

	Fair Value Measurements
	at December 31, 2023, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2023
Assets:
Mutual funds	$591,861,281	$—	$—	$591,861,281
Common stock	122,751,597	—	—	122,751,597
Total assets in the fair value hierarchy	714,612,878	—	—	714,612,878
Collective trust fund investments measured at net asset value (a)	—	—	—	30,971,390
Total assets measured at fair value	$714,612,878	$—	$—	$745,584,268
(a) In accordance with ASC 820 - Fair Value, certain investments that were measured at net asset value as a practical expedient per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Note 5 - Federal Income Taxes
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 6, 2017, that the Plan and related trust are designed for qualification as exempt from federal income taxes in accordance with applicable sections of the Code. Although the Plan has been amended since the determination letter application was filed, the Company believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code, and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan. The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken and no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions.
Note 6 - Related-Party and Exempt Party-In-Interest Transactions
At December 31, 2024 and 2023, the Plan held 4.8 million and 4.2 million shares, respectively, of common stock of MDU Resources Group, Inc., the Plan sponsor. These shares qualify as exempt party-in-interest transactions and are allowable under ERISA. The market value of these shares totaled approximately $87.2 million and $83.6 million at December 31, 2024 and 2023, respectively. Shares of the plan sponsor were bought and sold in the open market at quoted fair market values at the date of purchase and sale.

At December 31, 2024, the Plan held 1.1 million shares of common stock of Everus, which was spun off from the Company in October 2024, with a market value of $70.7 million. These shares qualify as exempt party-in-interest transactions and are allowable under ERISA. The shares were received as a dividend upon completion of the spinoff on October 31, 2024, and all subsequent sale transactions occurred in the open market at quoted fair market values at the date of sale; however, the ability to repurchase any additional shares was not allowed. Participants are required to sell any common stock of Everus within one year following the spinoff date, with proceeds reinvested as directed by the participant, or if eligible, taken as an in-kind distribution. Any shares that are not sold by October 31, 2025, are to be aggregated and sold over one or more trading days, with participants receiving an average stock sale price and proceeds reinvested based on the participant's current investment allocation for deposits.
Principal Diversified Real Asset Fund is a mutual fund managed by Principal. Principal is the trustee and recordkeeper, as defined by the Plan, and therefore transactions for this fund qualify as exempt party-in interest transactions. Fees paid for investment management services, net of revenue-sharing adjustments for fee levelization, were included as a reduction of the return earned on the fund.
The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as exempt party-in-interest transactions, which are secured by the vested balances in the participants' accounts. Notes receivable from participants were approximately $7.4 million and $10.5 million as of December 31, 2024 and 2023, respectively.

Note 7 - Reconciliation of the Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,	2024	2023
Net assets available for benefits per the financial statements	$775,585,972	$829,914,865
Deemed distributions of participant loans *	(34,836)	(34,377)
Net assets available for benefits per the Form 5500	$775,551,136	$829,880,488
*Includes defaulted loans considered to be deemed distributions.
The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2024:

Net decrease in net assets available for benefits per the financial statements	$(54,328,893)
Change in deemed distributions of participant loans including defaulted loans	(459)
Total net loss per the Form 5500	$(54,329,352)
Note 8 - Subsequent Events
The Plan has evaluated the impact of events occurring after December 31, 2024, up to the date of issuance of these financial statements on June 18, 2025, that would require recognition or disclosure in the financial statements.

SUPPLEMENTAL
SCHEDULE

MDU Resources Group, Inc.
401(k) Retirement Plan
Employer Identification Number (30-1133956) - Plan Number (004)
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current value
*	MDU Resources Group, Inc.	Company Common Stock Fund		$87,182,528
*	Everus Construction Group, Inc.	Common Stock		70,690,784
	Mutual Funds:
	American Funds	EuroPacific Growth Fund		23,942,234
	Artisan Partners	Mid Cap Fund		24,341,284
	BlackRock	Inflation Protected Bond Fund		3,289,076
	Dimensional Fund Advisors	International Value Portfolio Fund		21,467,789
	Dodge & Cox	Balanced Fund		38,520,058
	Fidelity Investments	Small Cap Index Fund		34,052,667
*	Principal	Diversified Real Asset Fund		800,295
	T. Rowe Price	Institutional Large Cap Growth Fund		84,015,967
	T. Rowe Price	U.S. Equity Research Fund		39,969,952
	Vanguard Funds	Institutional Index Fund		100,144,746
	Collective Trust Funds:
	BlackRock Institutional Trust Company, N.A.	U.S. Debt Index T Fund		21,720,959
	Loomis Sayles Trust Company, LLC	Core Plus Fixed Income Fund		9,006,786
	T. Rowe Price Trust Company	Retirement 2010 Trust Class F		811,466
	T. Rowe Price Trust Company	Retirement 2015 Trust Class F		273,945
	T. Rowe Price Trust Company	Retirement 2020 Trust Class F		7,021,993
	T. Rowe Price Trust Company	Retirement 2025 Trust Class F		17,152,781
	T. Rowe Price Trust Company	Retirement 2030 Trust Class F		23,086,884
	T. Rowe Price Trust Company	Retirement 2035 Trust Class F		27,280,709
	T. Rowe Price Trust Company	Retirement 2040 Trust Class F		20,706,695
	T. Rowe Price Trust Company	Retirement 2045 Trust Class F		28,471,468
	T. Rowe Price Trust Company	Retirement 2050 Trust Class F		14,327,785
	T. Rowe Price Trust Company	Retirement 2055 Trust Class F		16,401,532
	T. Rowe Price Trust Company	Retirement 2060 Trust Class F		4,295,440
	T. Rowe Price Trust Company	Retirement 2065 Trust Class F		1,102,175
	T. Rowe Price Trust Company	Retirement Balanced Trust Class F		1,438,820
	Fully Benefit-Responsive Investment Contract:
	New York Life Insurance Company	New York Life Insurance Contract		37,523,693
	Total Investments			759,040,511
*	Participant Loan Funds	Interest rates from 4.25% to 9.50% with maturities ranging from 2025 - 2039		7,387,773	***
				$766,428,284
* Indicates party-in-interest investment. ** Cost information is not required for participant-directed investments, therefore it is not included. *** Net of $34,836 in deemed loan distributions.

Exhibit Index
The following document is filed as part of this report:

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the MDU Resources Group, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MDU RESOURCES GROUP, INC.
401(k) Retirement Plan

DATE:	June 23, 2025	BY:	/s/ Jason L. Vollmer
Jason L. Vollmer
Chairman, Employee Benefits Committee